U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 18, 2016, we received a notification letter from the Listing Qualifications department of the Nasdaq Stock Market stating that because we have not yet filed our Form 20-F for the year ended December 31, 2015, we are not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic reports with the Securities and Exchange Commission.

Under the Nasdaq Listing Rules, we have 60 calendar days (until July 18, 2016) to submit a plan to Nasdaq setting forth how we plan to regain compliance with Nasdaq’s continued listing requirements. If we are unable to file our Form 20-F by July 18, 2016, then we intend to submit a compliance plan on or prior to that date.

If we need to submit a compliance plan and Nasdaq accepts our plan, Nasdaq can grant an exception of up to 180 calendar days from the filing’s due date, or until November 14, 2016, to regain compliance. If Nasdaq does not accept our plan, we will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

On May 20, 2016, we issued a press release announcing our receipt of the Nasdaq notification letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Press Release dated May 23, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

May 23, 2016	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer